Mail Stop 4561

August 30, 2006

Mr. Joe Kin Foon Tai
President, Chief Executive Officer,
And Director
Chineseworldnet.com Inc.
Appleby Spurling Hunter, Clifton House
P.O. Box 1350GT
Grand Cayman, Cayman Islands

   Re: Chineseworldnet.com Inc.
      Form 20-F for the year ended December 31, 2005
      Filed July 17, 2006
      File No. 000-33051

Dear Mr. Tai:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Corporate Strategy and Strategic Business Plan, page 28

1. You disclose that you provide small cap public companies' information from Yahoo! Holdings (Hong Kong) Limited in return for a link connecting to www.chineseworldnet.com from the Yahoo Chinese website. You also disclose on page 29 that Tanrich provides information on the Hong Kong future market and stock market to you in exchange for your commentaries and news on the North American stock markets. Lastly, we note from your agreement with PRNewswire Association LLC which was filed as Exhibit 4(b)3 that you have been granted a license to use PRN's content and trademark in return for various services that you provide for PRN. Please tell us how you have accounted for these transactions and the accounting literature you relied upon to determine the proper accounting treatment.

Item 5 – Operating and Financial Review and Prospects

A. Results of Operations, page 33

2. Please revise to provide a more robust explanation of the changes in revenues and expenses from 2004 to 2005 and from 2003 to 2004. Please further discuss the components of the changes and what caused the increases or decreases for the separate revenue line items presented on pages 27 and 34 and the separate expense items presented in your income statement that had material changes year over year. Additionally, please discuss your expectations for the future. Please refer to SEC Release No. 33-8350.

3. Please also expand your discussion to include explanations for the material changes in the other income (loss) line items.

4. You disclose in the third paragraph that your overall subscription fee revenues from your CWN membership did not drop in 2005 upon your decrease in the monthly subscription fee. You also disclose that your financial portal business generated revenue of US$18,757 in 2005. However, on pages 27 and 34 you disclose that CWN membership, Online Service revenue actually decreased 25% from US$15,279 in 2004 to US$11,475 in 2005. Please reconcile these discrepancies and revise your disclosure accordingly.

B. Liquidity and Capital Resources, page 35

5. Please revise to discuss those items which management specifically believes may
    be indicators of the company's liquidity condition in both the short term and long
    term. In addition, you should consider discussing the primary sources and uses of
    cash and material changes in specific items underlying the major captions
    reported in the financial statements. Please refer to SEC Release No. 33-8350.

Item 17 – Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6. We note that your accountant has relied upon another accountant's report dated
    March 28, 2005 for the financial statements for the years ended December 31,
    2004 and 2003. Please revise your filing to include the separate report of the
    other accountant as required by Article 2-05 of Regulation S-X. We further note
    that the other accountant has ceased its operations; thus, the predecessor auditor's
    report dated March 28, 2005 should be reprinted with a legend indicating (a) that
    the report is a copy of the previously issued report and (b) that the predecessor
    auditor has not reissued the report. For reference by analogy, please see SEC
    Release No. 33-8070

7. We note that the audit report for the year ended December 31, 2005 is not signed.
    Please confirm to us that you obtained a manually signed audit report from your
    independent registered public accounting firm at the time of this filing, in
    accordance with Rule 302 of Regulation S-T. If a manually signed audit report
    was properly obtained, please revise the report to include the signature of the
    auditor as required by Article 2-02 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

8. We note that you incurred expenses of US$31,447, US$26,458, and US$4,467 in
    2005, 2004, and 2003, respectively, for your provision for doubtful accounts;
    however, you did not include adjustments for these non-cash expense items in
    your adjustments to reconcile net loss to your net cash flows from operating
    activities. Please revise your cash flow statements accordingly.

9. We note that you have presented the increase in your accounts receivable from 2004 to 2005 as a positive amount in your cash flow statement; however, since this amount represents the excess of new accounts receivable over collections from customers, this amount should be presented as a negative number. Please revise your cash flow statements accordingly.

10. You disclose in Note 4 of your 20-F filed June 30, 2005 that the cash from Technology City Holdings Limited in an amount of US$69,282 was received subsequent to the end of fiscal year 2004. It appears that this amount represented a return of your investment in Technology City Holdings Limited and also the sale of your stock to Marrick Investments Limited; however, we are not able to locate these cash in-flows in your cash flow statement for 2005. Please explain or revise your cash flow statement accordingly.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-11

11. Please expand your disclosure to specifically address your revenue recognition policy for each type of service. Please also address the following items in your response:

    - On page 25, you disclose that the fee for six-month banner advertising is from $2.50 to $500 per month based on the estimated number of times the banner advertising will be seen by the readers of the www.chineseworldnet.com website; however, you also disclose on page 27 that all of your revenues for the year ended December 31, 2005 were earned by NAI, not your portal business. Please further tell us the terms of this service in your IR/PR business and your accounting treatment when the actual number of times the banner advertising is clicked by readers differs from the estimated number.
    - On page 25, you disclose that your web page hosting and maintenance service includes the design and set-up of the website in Chinese, monthly maintenance for a 12-month period, and also a link to the website from your www.na-investor.com website. It appears that this is a revenue arrangement with multiple deliverables. Please tell us how you recognize the revenue from these arrangements and how you considered EITF 00-21 when determining the proper treatment.
    - You disclose that fees from membership subscriptions are recognized over the term of the subscription. Please be more specific in your disclosure and identify the rate at which the revenues are recognized (i.e. straight-line).
    - You disclose that some fees are received in advance and require continuing performance; you state that you defer these amounts and recognize them systematically over the period of services provided to customers. Please

clarify what is meant by 'systematically' and also tell us what type of services this policy applies to. Also specifically for the amounts collected in advance for your investment seminars and conferences, please tell us how and when you recognize the related revenue.

Accounts Receivable, page F-12

12. Please revise your filing to include Schedule II – Valuation and Qualifying Accounts. See Rule 5-04 of Regulation S-X.

Note 4 – Investment in Technology City Holdings Limited, page F-14

13. Per review of your exchange agreement with Marrick Investments Limited which was filed as an exhibit in your 20-F filed June 30, 2005, we note that you acquired cash in the amount of HK540,000 and website software & equipment with a net book value of HK185,810.54 as of December 31, 2003. However, it appears that you only recorded the cash received in the transaction based on the value assigned to the common stock issued to Datacom Venture Limited, Marrick's sister company. Please tell us if you did, in fact, acquire website software & equipment in this transaction and, if so, please tell us the fair value of the assets acquired at the time of the transaction. Also, please tell us how you considered the value of the equipment when determining the value of the stock issued in the transaction.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief